LEEWARD CAPITAL CORP.

Suite 4, 1922 - 9th Avenue SW
Calgary, Alberta T2G 0V2 CANADA

Tel. (403) 265-4077
Fax (403) 265-6410

Trading Symb



SEC 12g3-2(b) exemption: 82-3640

PRESS REI '03050948 SUPPL Date: April 3, 2003

82-3640

Attawapiskat Staking

Leeward Capital Corp. is pleased to announce it has completed a diamond staking program in the Attawapiskat area in the James Bay Lowlands of Ontario. This staking program targeted specific locations on the basis of structural and remote sensing techniques, focusing on the identification of potential kimberlite occurrences. In total, 36 claims encompassing an area of 6,080 hectares (15,024 acres) were acquired over the last two months, where according to detailed interpretation, a number of specific targets have been outlined for future exploration. Leeward holds a 100% interest in these claims. The Corporation is now designing an exploration program in order to prioritize these anomalies.

Investor Relations Appointment

Leeward also wishes to announce that Colin Christensen has been appointed Consultant to provide Investor Relations services to the company. The appointment of Mr. Christensen is primarily aimed at keeping the investment community and the Corporation's shareholders informed regarding the company's ongoing activities.

Mr. Christensen is considered arm's length to the company and to the best of the Corportaion's knowledge, he has no direct or indirect material interest in the company; he is a shareholder of the company. The initial term of Mr. Christensen's appointment will be for one year. In consideration of services provided to the company, the Corporation proposes to grant to Mr. Christensen an option to purchase up to 200,000 common shares of the Corporation at an exercise price of $0.15 per share, vesting quarterly over a period of one year and expiring two years from the date of granting. This appointment and the granting of options are subject to the approval of the TSX Venture Exchange Inc.

Resignation of Director

Mr. J. Rupert Allan has resigned as a director of Leeward Capital Corp. Mr. Allan has been a director of the Corporation for over fifteen years, and the Corporation wishes to thank him for his valuable input and guidance during that time.

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For further information, contact James W. Davis at (403) 265-4077, ext.202.

No Canadian stock exchange has approved or disapproved the contents of this release.

web page: http://www.leewardcapital.com

e-mail: president@leewardcapital.com